Exhibit (d)(2)

NOTICE OF FEE WAIVER

THIS NOTICE OF FEE WAIVER is effective as of May 9, 2016, to IndexIQ ETF Trust, a Delaware statutory trust (the “Trust”), on behalf of its series listed on Schedule A (each a “Fund”), by IndexIQ Advisors LLC, a Delaware limited liability company (the “Manager”).

WHEREAS, the Manager has entered into an Investment Advisory Agreement with the Trust (the “Management Agreement”), pursuant to which the Manager is compensated based on the average net assets of the Fund and such compensation is paid by the Fund (“Management Fees”);

WHEREAS, the Manager believes that it is appropriate and in the best interests of the Manager, the Fund, and Fund shareholders to reduce the Management Fees of the Fund; and

WHEREAS, the Manager understands and intends that the Fund will rely on this Notice in preparing amendments to a registration statement on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Fund to do so;

NOW, THEREFORE, the hereby provides notice as follows:

1.	Fee Waiver by the Manager. The Manager agrees to contractually waive a portion of its Management Fees to the levels listed on Schedule A.
2.	Duration and Termination. The Manager’s undertaking to waive fees shall continue until August 27, 2017.

IN WITNESS WHEREOF, the Manager has executed this Notice effective as of the date first written above.

INDEXIQ ADVISORS LLC

By:	/s/ David L. Fogel
David L. Fogel
President

SCHEDULE A

Contractual Management Fee Waivers

IQ Enhanced Core Bond U.S. ETF

The Manager has agreed to waive a portion of its management fee equal to 0.05% of the average daily net assets of the Fund.

IQ Enhanced Core Plus Bond U.S. ETF

The Manager has agreed to waive a portion of its management fee equal to 0.05% of the average daily net assets of the Fund.